FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

May 7, 2004

Commission File Number: 001-10579

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A.
(Exact name of registrant as specified in its charter)

TELECOMMUNICATIONS COMPANY OF CHILE

(Translation of registrant's name into English)

Avenida Providencia No. 111, Piso 22

Providencia, Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes        No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes        No X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Compañía de Telecomunicaciones de Chile, S.A.

TABLE OF CONTENTS

Item

  Translation of the Minutes of the Annual Shareholders' Meeting on April 15, 2004.

  Translation of the Minutes of the Extraordinary Shareholder's Meeting on April 15, 2004.

Item 1.

MINUTES OF THE ANNUAL GENERAL SHAREHOLDER'S MEETING OF

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. (NYSE:CTC)

In Santiago, on April 15, 2004 at 12:00 P.M., at the Corporate Headquarters' Auditorium, the General Shareholders' Meeting of Compañía de Telecomunicaciones de Chile S.A. was held, presided by the Chairman of the Board Mr. Bruno Philippi, and the Chief Executive Officer Mr. Claudio Muñoz, and acting as Secretary the Legal Counsel Mr. Cristián Aninat.

I.- Quorum:

Shareholders present or represented at the Shareholders' Meeting

	Series A Shares	Series B Shares	Total Shares
Telefónica Internacional Chile S.A. (1)	375,993,524	41,739,487	417,733,011
Citibank N.A. (2)	135,912,231	-	135,912,231
A.F.P. Habitat S.A.	61,152,400	5,813,466	66,965,866
A.F.P. Provida S.A.	60,421,650	5,720,391	66,142,041
A.F.P.Cuprum S.A.	41,002,188	3,404,000	44,406,188
A.F.P. Santa María S.A.	29,328,407	2,952,340	32,280,747
A.F.P.Summa Bansander S.A	28,655,515	2,069,887	30,725,402
A.F.P. Planvital S.A.	8,323,090	569,662	8,892,752
Others Shareholders	21,085,602	3,759,163	24,844,765
Total voting shares present	761,874,607	66,028,396	827,903,003
Blank powers -of - attorney	21,920	4,422	26,342
Total present shares	761,896,527	66,032,818	827,929,345
  Depositary Bank acting on behalf of the ADR holders
  Represented by Mr. Antonio Blasquez

The meeting was held with a total assistance quorum equivalent to 86,5% of the total voting shares, amounting to 827,929,345 shares present or represented at the meeting, with voting power. In compliance with the Company's bylaws the meeting can be validly held with a quorum of at least the majority of shares entitled to vote, such amount is equivalent to 478,578,544 shares.

II.- Notice:

In accordance with Article 35, letter a) of the Company's Bylaws, the Board summoned the shareholders to the Annual General Shareholders Meeting, in order to address the Annual Report, Balance Sheet and other matters related to general shareholders meetings as detailed in the notice of meeting released through certain Chilean newspapers previously designated by the shareholders and sent by mail to the shareholders.

III.- Matters discussed and/or approved by the Ordinary Shareholders' Meeting:

1.- Approval of the Annual Report, Balance Sheet, Income Statements, and Reports of Account Inspectors and Independent Auditors for the fiscal year ended December 31, 2003

In accordance with the Article 53 of the Company's Bylaws and Article 76 of the Chilean Corporate law the Balance Sheet, Income Statements and Reports of Account Inspectors and External Auditors for fiscal year ended December 31, 2003 have been published on the Chilean newspaper "El Mercurio" on March 26, 2004. Furthermore, the shareholders have previously received a copy of the Company's Annual Report for 2003.

The shareholders were called to approve or reject the Balance Sheet, Income Statements and Reports of Account Inspectors and External Auditors for fiscal year ended December 31, 2003.

Voting results:

Approve: 825,332,629 shares

Reject: 8,104 shares

Abstain: 2,588,612 shares

The following shareholders asked for an express record of their vote within the Minutes of the Shareholders' Meeting:

  The Chilean pension funds stated that they approve all items described in the above proposal.
  Citibank, N.A. as Depositary, acting for the ADR holders voted as follows:

Approve: 66,758,260 shares

Reject: 8,104 shares

Abstain: 2,588,612 shares

2.- Approval of distribution of net income for the fiscal year ended December 31, 2003

According to Article 78 of Chilean Corporate law and Circular No. 981 of the Superintendencia de Valores y Seguros (Chilean Securities and Exchange Commission), the net income of Ch$10,133,882,479 (US$17.1 million) registered in fiscal year 2003, will be added to retained earnings accumulated at December 31, 2002. In addition, retained earnings of December 31, 2002 will be increased by Ch$4,369,992,130 (US$ 7.4 million), equivalent to the monetary appreciation during the year 2003.

All the foregoing as described below:

Retained earnings, December 31, 2002	Ch$ 417,034,591,264
+ Increase of retained earnings for fiscal year 2003 (69.78% of net income)	Ch$ 7,070,979,807
+ Revaluation (2003) of retained earnings as of 12.31.02	Ch$ 4,369,992,130
Retained earnings, December 31, 2003	Ch$ 428,475,563,201
Shareholders' Equity
Common stock	Ch$ 858,699,080,522
Retained earnings	Ch$ 428,475,563,201
Total Shareholders' Equity	Ch$ 1,287,174,643,723

According to article 78 of Chilean Corporate Law and Article 55 of the Company's By-laws, and considering that the Company registered a net income in 2003, there will be a dividend payment with respect to fiscal year 2003, corresponding to $3,062,902,672, representing a 30.22% of net income 2003. The gross dividend would amount to Ch$3.2 per share and Ch$12.8 per ADR (US$0.02 per ADR), considering 957,157,085 shares outstanding and a ratio of 4 shares per 1 ADR.

D. Voting results:

Shareholders present or represented at the meeting approved all items described above, voted as follows:

Approve: 827,918,293 shares

Reject: 8,104 shares

Abstain: 2,948 shares

The following shareholders asked for an express record of their vote within the Minutes of the Shareholders' Meeting:

  The Chilean pension funds stated that they approve all items described in the above proposal.
  Citibank, N.A. acting for the ADR Holders voted as follows:

Approve: 69,343,924 shares

Reject: 8,104 shares

Abstain: 2,948 shares

3.- Appointment of two account inspectors and two alternate account inspectors for fiscal year 2004, and determine their compensation.

According to Article 28 of the Company's Bylaws the shareholder's meeting has to appoint two accounts inspectors and their alternates for fiscal year 2004, and, likewise, such meeting shall determine their respective compensation.

The shareholders at the meeting proposed the designation as account inspectors of Mr. Manuel Oneto Faure, Independent and Mr. Roberto Lausen Kuhlmann from Elton y Cía. Abogados and as alternate account inspectors were proposed Mr. Arturo Vicente Molina, Capital Five Consultores Limitada and Mr. Marcelo Villaseca Contreras, Chilean Gateway Ltda., respectively. The Shareholders' Meeting approved a compensation of 20 UTM ( approximately US$995) payable 30 days after the inspection.

Voting results:

Shareholders present or represented at the meeting approved all items described above, voted as follows:

In favor: 827,914,293 shares

Against: 12,104 shares

Abstain: 2,948 shares

The following shareholders asked for an express record of their vote within the Minutes of the Shareholders' Meeting:

  The Chilean pension funds stated that they approve the proposal described above

  Citibank, N.A. acting for the ADR Holders voted as follows:

In favor: 69,339,924 shares

Against: 12,104 shares

Abstain: 2,948 shares

4.- Appointment of independent auditors who will audit the accounts, inventory, balance sheet, and other financial statements of the Company

In Accordance with Article 27 of the Company's Bylaws and Article 52 of Chilean Corporate law, the Shareholders must appoint independent auditors every year to audit the financial statements of the Company. The Board of Directors proposed to the Shareholder's Meeting the maintenance of the contract with Deloitte & Touche, to audit the accounts, inventories, balance sheet, and other financial statements of the Company and its subsidiaries, for the twelve months period between April 2003 and March 2004. Such auditors will be compensated with an annual fee of UF 19,250 (US$ 546,460 approximately).

Voting results:

Shareholders present or represented at the meeting approved all items described above, voted as follows:

Approve: 827,910,465 shares

Reject: 11,932 shares

Abstain: 6,948 shares

The following shareholders asked for an express record of their vote within the Minutes of the Shareholders' Meeting:

  The Chilean pension funds stated that they approve all items described in the proposal mentioned above.
  Citibank, N.A. acting for the ADR Holders voted as follows:

Approve: 69,336,096 shares

Reject: 11,932 shares

Abstain: 6,948 shares

5.- Appointment of Domestic Credit Rating Agencies until the next General Shareholders Meeting

According to article 76 of the Chilean Capital Markets law and article 50 bis of Law 18,046, the Board of Directors proposes FITCH CHILE and HUMPHREYS Ltda. (Moody' s Investors Services' affiliate) as the local rating agencies which will classify any publicly offered securities issued or which will be issued by Compania de Telecomunicaciones de Chile S.A. in the local markets during the period from May 1, 2004 to April 30, 2005. The estimated annual cost for each credit rating agency consists of a fixed cost of UF4,503 (approximately US$12,7741) which is deductible from a variable cost of 0.025% for any instrument issued, with a minimum of UF450. The Company has chosen these two agencies after a thorough evaluation of the three main local rating agencies.

The annual fee for the services is described in the table below:

	Fixed Cost	Variable Cost by Issuance (*)
FITCH CHILE	U.F. 450	0.025% of the new placement, with a minimum of U.F. 450
HUMPHREYS LTDA	U.F. 450	0.025% of new issuance, with a minimum of U.F. 450

(*) The first issuance during the period of the contract will have the right to deduce the fixed payment of the respective variable cost.

Voting results:

Shareholders present or represented at the meeting approved all items described above, voted as follows:

Approve: 827,906,277 shares

Reject: 8,120 shares

Abstain: 14,948 shares

The following shareholders asked for an express record of their vote within the Minutes of the Shareholders' Meeting:

  The Chilean pension funds stated that they approve all items described in the proposal mentioned above.

  Citibank, N.A. acting for the ADR Holders voted as follows:

Approve: 69,331,908 shares

Reject: 8,120 shares

Abstain: 14,948 shares

6.- Determination of Directors and their corresponding Alternate Directors

As a three-year period is due, according to the Company's By-Laws, the appointment of a new Board of Directors and their corresponding alternate Directors was proposed and approved by shareholders at the 2004 General Shareholders' Meeting, for a new three-year period. Shareholders could propose Board member candidates.

The Board was renewed with the following persons:

Director Alternate Director Total Vote

Series A Shares Series A Shares

Bruno Philippi Antonio Viana-Baptista 94,000,000

Jose María Alvarez-Pallete Juan Claro 94,000,000

Fernando Bustamante Guillermo Fernández 94,000,000

Andrés Concha Juan Carlos Ros 93,993,524

Felipe Montt Alvaro Clarke 125,207,132

Hernán Cheyre Carlos Díaz 117,494,272

Series B Shares Series B Shares

Luis Cid Alfonso Ferrari 41,739,487

.

7.- Determination of Board Members' compensation for fiscal year 2004

In accordance with the Article 21 and 32 of the Company's Bylaws, the Board members' compensations are to be determined at the General Shareholders Meeting each year.

Mr. Enrique Mira representing Telefónica Internacional Chile S.A., proposed to maintain the same amount of compensation paid during the fiscal year 2003. Each Director and Alternate Director will receive a monthly fee equivalent to 120 UTM (US$5,971) for attending board meetings, provided that they attend at least one board meeting in such month. The Deputy Chairman of the board will receive 1.5 times the compensation paid to any other director, and the Chairman will receive double the compensation paid to other directors.

Voting results:

Shareholders present or represented at the meeting approved the proposition and voted as follows:

In favor: 692,017,114 shares

The following shareholders asked for an express record of their vote within the Minutes of the Shareholders' Meeting:

  The Chilean pension funds stated that they approve the proposal described above.

  Citibank, N.A. acting for the ADR Holders, did not vote in this matter.

8. Communicate the expenses of the Board of Directors and Directors' Committee during the year 2003

In 2003, the Board of Directors did not register expenses aside from their compensation and expenses related to cellular telephones assigned to each Board Member.

At the 2003 Annual General Shareholders' Meeting, a budget of Ch$75 million (approximately US$126,503) was approved for operating expenses for the Company's Directors' Committee. No expenses were charged against that budget during fiscal year 2003.

.

9. Approval of the compensation of the Directors' Committee members and the Directors' Committee Budget

According to the new Law 19,705 effective as of December 20, 2000, all limited liability public companies with a market capitalization higher than approximately UF 1,500,000 million (equivalent to approximately US$ 42.6 million) must appoint a Directors Committee, composed of 3 directors. The majority of such directors must be independent from the controlling shareholder.

The main functions of the Directors Committee are:

  To review the Account Inspectors Report and the External Auditors Report
  To propose to the Board of Directors the External Auditors and Credit Rating Agency
  To examine all applicable transactions according to Article 44 of the Chilean Corporations law
  To review the salaries and bonuses of Senior Executives

The 2004 budget for the Committee and the compensations of each director and alternate director of the Director's Committee must be approved at the Ordinary Shareholders Meeting.

For fiscal year 2004 and until the next General Shareholders meeting, the Board proposed as compensation to each Directors Committee member, a monthly fee equivalent to UF 30 (approx. US$852) for attending committee meetings, provided that they attend at least one board meeting in such month. Additionally this Committee will have an annual budget of Ch$ 75 million (approx. US$126,503) to pay for its expenses. The compensation and budget are the same as in fiscal year 2003.

Voting results:

Shareholders present or represented at the meeting approved all items described above, voted as follows:

In favor: 827,861,377 shares

Against: 48,244 shares

Abstain: 19,724 shares

The following shareholders asked for an express record of their vote within the Minutes of the Shareholders' Meeting:

  The Chilean pension funds stated that they approve the proposal described above.
  Citibank, N.A. acting for the ADR Holders voted as follows:

In favor: 69,287,008 shares

Against: 48,244 shares

Abstain: 19,724 shares

10.- Notice of certain transactions in accordance with Article No. 44 of the Chilean Corporate Law and Article 20 of the Company's Bylaws.

The following transactions, approved by the Board pursuant to Article No. 44 of the Chilean Corporations law, were be disclosed at the meeting in order to inform shareholders of resolutions adopted during 2003 concerning transactions or contracts in which one or more Directors or Alternate Directors have an interest, either directly or through a third party. In such cases, such interest must be made known to the Board as well as to shareholders at the Annual General Shareholders' Meeting.

a) Telefónica Ingeniería y Seguridad

In session No. 605 of January 27, 2003, the Board approved the agreement reached with Telefónica Ingeniería y Seguridad, which is related to Telefónica in Spain, to acquire equipment for the rapid detection of fires in telephone exchanges, for US$74,500.

b) Telefónica Móviles de España

In session No. 606 of February 27, 2003, the Board approved the hiring of Telefónica Móviles of Spain for roaming broker services, which allows Telefónica Móvil de Chile clients to access roaming coverage in 140 countries, for the amount of Eur308,000.

c) Terra Chile S.A.

In session No. 606 of February 27, 2003, the Board approved the following agreements with Terra Chile S.A., related to the Telefónica group in Spain: (i) joint marketing agreement for the ISP Speedy product, where Telefónica CTC Chile will pay an amount of US$40 for every client, and (ii) license agreement for the use of Telefónica CTC Chile's digital cartography, for a minimum annual payment of UF1,500 (US$42,581)

d) Telesp de Brasil

In session No. 608 of April 22, 2003, the Board approved the acquisition of the following products from Telesp de Brasil, subsidiary of Telefónica in Spain: (i) multipair cables for US$96,228 and (ii) terminal cases for US$14.86, FOB per case.

e) Telefónica Data Corp (USA)

In session No. 610 of May 29, 2003, the Board approved the decision to hire Telefónica Data Corp (USA) as supplier of IP access ports in the United States for the following amounts: backbone access ports for US$19,000, per month, and backbone transit ports for US$16,000 per month.

f) Coasin

In session No. 610 of May 29, 2003, the Board, with the abstention of Nicolás Majluf, approved the agreement with Coasin for IP network equipment for US$120,000.

g) Telefónica I + D

In session No. 611 of June 19, 2003, the Board approved the agreement with Telefónica I +D for a mobile internet software configuration for US$57,296.

h) ISG Ingenieria y Sistemas Grafico S.A.

In session No. 611 of June 19, 2003, the Board, with the abstention of Bruno Philippi and Andres Concha, approved the software maintenance (Simplex) agreement with ISG Ingeniería y Sistemas Gráfico S.A. for US$192,021.

i) Terra Networks S.A.

In session No. 612 of July 10, 2003, the Board approved the sale of shares held by the Company in Terra Networks S.A., through the tender offer realized by the controlling shareholder, for Ch$12,597 million (15,671,176 Euros), all of which was filed with the Chilean Securities and Exchange Commission as well as the Securities and Exchange Commission in the USA.

j) Adquira S.A.

In session No. 616 of September 23, 2003, the Board approved the integration with the e-market place, Adquira S.A., related to the Telefonica group in Spain, for an annual payment of Eur100,000.

k) Telefónica Móviles de España

In session No. 617 of October 23, 2003, the Board approved the decision to hire an authentication center for the GSM network from Telefonica Móviles in Spain, for Eur82,500.

l) ATIS Latam

In session No. 618 of November 20, 2003, the Board approved the increase in cost of the agreement with ATIS Latam, which is owned by the Latin American companies related to Telefonica in Spain, from Eur11.9 million to Eur14.7 million.

m) Telefónica Móviles de España

In session No. 618 of November 20, 2003, the Board approved the decision to hire Telefonica Móviles in Spain for a profitability analysis project for US$117,543.

11.- Approval of the Investment and Financing Policy for the year 2004 (according to Law D.L. 3500)

According to Article 32 bis of the Company's Bylaws and Article 119 of Law D.L 3500, it correspond to the Board to approve the investment and financing policy for the year 2004.

The Company's Investment and Financing Policy (the "Investment Policy") contemplates investments which are intended to satisfy the demand of new clients through the use of installed capacity, considering the existing regulatory framework (up to January 2004 for the mobile business and up to April 2004 for the fixed telephony, as well as the new tariff decrees since February 2004 and May 2004, respectively) and ensuring an adequate return for the Company. Furthermore, the Investment Strategy contemplates the provision of new services demanded by corporate customers, and maintenance of the current quality standards of service. Investment in the creation of and/or participation in domestic or international companies may not exceed 25% of total equity, as defined in the last quarterly consolidated balance sheet filed with the Superintendencia de Valores y Seguros.

The Company will focus on analyzing alternatives aimed at improving the corporate financial structure through new financings and renegotiations of current terms and conditions. In addition, the maximum level of indebtedness that may be incurred by the Company may not exceed a ratio of total debt-to-equity of 1.6 times.

Under the terms of the Investment Policy, management may not enter into agreements with creditors that restrict the distribution of dividends without the approval of the shareholders at an General or Extraordinary Shareholders' Meeting. Management is also prohibited from entering into, outside the ordinary course of business, any agreement with creditors pledging Company assets or granting guarantees for the debts of unaffiliated third-parties without prior shareholder approval, except for purchase-money financings secured by liens on the assets being purchased.

The Investment Policy also restricts the disposition of assets or property rights which are essential for the Company's ongoing business, including all networks, switches, equipment, property and easements required for telephone installations and operations, and which are backed by their respective license decrees. Such assets may, however, be modified or replaced for reasons of technical or economic obsolescence. Furthermore, the Company has also declared as essential assets 51% of the shares of the following: Telefónica Móvil de Chile S.A., Compañía de Teléfonos de Chile - Transmisiones Regionales S.A. (188 Telefónica Mundo) and Telefónica Empresas CTC Chile S.A., as well as any assets necessary for their operation that Telefónica CTC Chile may rent to these subsidiaries, and any modifications or replacements of these assets for reasons of technical or economic obsolescence. The Company may not dispose of assets declared essential to its operations without previous approval at an Extraordinary Shareholders' Meeting.

For additional information on this item, a direct translation of the Company's Investment and Financing Policy, as defined by the Board of Directors, is available on the Company's website at www.telefonicadechile.cl.

Voting results:

Shareholders present or represented at the meeting approved all items described above, voted as follows:

Approve: 827,909,093 shares

Reject: 8,104 shares

Abstain: 12,148 shares

The following shareholders asked for an express record of their vote within the Minutes of the Shareholders' Meeting:

  The Chilean pension funds stated that they approve the investment and financing policy described above.

  Citibank, N.A. acting for the ADR Holders voted as follows:

Approve: 69,334,724 shares

Reject: 8,104 shares

Abstain: 12,148 shares

12.- Communicate the Dividend Policy for the year 2004

In accordance with the Circular No. 687 of the Superintendencia de Valores y Seguros de Chile (SVS), the Board of Directors approves the Dividend Policy which is disclosed in Ordinary Shareholder Meeting.

The Company's dividend policy for 2004 contemplates dividend payments in an aggregate amount equal to at least 30% of the Company's net income in accordance with Chilean GAAP for such fiscal year (the legal minimum required by Chilean law). The Company intends to pay a single dividend in May 2005, to be approved at the corresponding Annual General Shareholders' Meeting.

The dividend policy for 2004 and following years will be defined in line with the objectives set forth in the Company's Financial Plan, which consider the decrease in debt levels.

This policy represents the intention of the Board of Directors, and its implementation will depend on the net income that is actually obtained, as well as on projections that may be periodically determined by the Company.

For additional information on this item, a direct translation of the Company's dividend policy, as defined by the Board of Directors, is available on the Company's website at at www.telefonicadechile.cl.

13.- Inform the cost for processing, printing and mailing the information referred to in Circular No.1494 of the Superintendencia de Valores y Seguros de Chile (Chilean Securities and Exchange Commission).

According to circular N 1494 of the Superintendencia de Valores y Seguros de Chile, all public companies must provide shareholders with an annual statement of shareholdings, detailing the variations and balances of their investment.

Total cost for processing, printing and mailing these statements for all shareholders registered as of December 31, 2003, amounted to Ch$ 3,800,000 (equivalent to approximately US$ 6,399 )

14.- Designation of a Newspaper with circulation within Santiago de Chile in which notices for future ordinary and extraordinary shareholders meeting will be published, if any.

The majority shareholders at the meeting proposed the nationwide circulation newspaper "Diario Financiero" in which notices for future ordinary and extraordinary shareholders meeting will be published, if any.

Voting results:

Shareholders present or represented at the meeting approved all items described above, voted as follows:

In favor: 827,907,689 shares

Against: 8,904 shares

Abstain: 12,752 shares

The following shareholders asked for an express record of their vote within the Minutes of the Shareholders' Meeting:

-The Chilean pension funds approved the proposal described above.

-Citibank, N.A. acting for the ADR Holders voted as follows:

In favor: 66,333,320 shares

Against: 8,904 shares

Abstain: 12,752 shares

15.- Information and analysis of other matters of concern to the General Shareholders Meeting

No additional issues were raised during the General Shareholders' Meeting. The issues that can be voted in this point refer only to issues of concern in a General Shareholders' Meeting, as defined by the Company's By-laws and the existing legal framework. These issues are those previously mentioned above, in points 1-14.

IV.- Closing of the General Shareholders' Meeting

The Chairman closed the General Shareholders' meeting at 13:40 Hrs., after thanking the Shareholders for their kind attendance.

Minutes of Shareholders' Meeting were signed by the following people:

MR. BRUNO PHILIPPI I. MR. CRISTIAN ANINAT S.

MR. ANTONIO BLAZQUEZ D. MR. CARLOS SAXTON B.

MR. ENRIQUE MIRA G.

This release may contain certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including but not limited to Compañía de Telecomunicaciones de Chile S.A.'s expectations for its performance for the fiscal year 2004 Forward looking statements may also be identified by words such as "believes", "expects", "anticipates", "projects", "intends", "should", "seeks", "estimates", "future", or similar expressions. The forward looking statements included in this release are based on current expectations, but actual results may differ materially from anticipated future results due to various factors many of which are beyond the control of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries. Certain factors which could cause the actual results of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries to differ materially from the expected results include, among others, changes in Chile's regulatory framework, impact of increased competition and other factors beyond Compañía de Telecomunicaciones de Chile S.A.'s control.

For reference purposes, all US$ conversions consider an exchange rate of Ch$592.87 per 1US$ (Exchange rate at March 1, 2004).

Item 2.

MINUTES OF THE EXTRAORDINARY SHAREHOLDER'S MEETING OF

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. (NYSE:CTC)

In Santiago, on April 15, 2004 at 13:40 P.M., at the Corporate Headquarters' Auditorium, the Extraordinary Shareholders' Meeting of Compañía de Telecomunicaciones de Chile S.A. was held, after the Annual General Shareholder's Meeting presided by the Chairman of the Board Mr. Bruno Philippi, and the Chief Executive Officer Mr. Claudio Muñoz, and acting as Secretary the Legal Counsel Mr. Cristián Aninat.

I.- Quorum:

Shareholders present or represented at the Shareholders' Meeting

	Series A Shares	Series B Shares	Total Shares
Telefónica Internacional Chile S.A. (1)	375,993,524	41,739,487	417,733,011
Citibank N.A. (2)	135,912,231	-	135,912,231
A.F.P. Habitat S.A.	61,152,400	5,813,466	66,965,866
A.F.P. Provida S.A.	60,421,650	5,720,391	66,142,041
A.F.P.Cuprum S.A.	41,002,188	3,404,000	44,406,188
A.F.P. Santa María S.A.	29,328,407	2,952,340	32,280,747
A.F.P.Summa Bansander S.A	28,655,515	2,069,887	30,725,402
A.F.P. Planvital S.A.	8,323,090	569,662	8,892,752
Others Shareholders	21,085,602	3,759,163	24,844,765
Total voting shares present	761,874,607	66,028,396	827,903,003
Blank powers -of - attorney	21,920	4,422	26,342
Total present shares	761,896,527	66,032,818	827,929,345
  Depositary Bank acting on behalf of the ADR holders
  Represented by Mr. Antonio Blasquez

The meeting was held with a total assistance quorum equivalent to 86,5% of the total voting shares, amounting to 827,929,345 shares present or represented at the meeting, with voting power. In compliance with the Company's bylaws the meeting can be validly held with a quorum of at least the majority of shares entitled to vote, such amount is equivalent to 478,578,544 shares.

II.- Notice:

In accordance with Article 35, of the Company's Bylaws, Article 59 of Ley de Sociedades Anónimas and Article 62 of the Rule of this law, the Board summoned the shareholders to a Extraordinary Shareholders Meeting.

III.- Matters discussed and/or approved by the Extraordinary Shareholders' Meeting:

  Approval of the sale of public service paging licenses and the assets related to the installation, operation and development of such licenses

In August 2003, the Company's Board of Directors acknowledged the sale agreement, reached by Telefónica CTC Chile with a non-related third party, in order to sell three public service paging licenses and the assets related to the installation, operation and development of such licenses. Final approval of this transaction is subject to the approval of the Chilean Undersecretary of Telecommunications and Company shareholders.

According to Telefónica CTC Chile's By-laws and the Company's Investment and Financing Strategy, the assets involved in this transaction are considered "essential assets" (which is defined as all those networks and exchanges, main works and equipments in service, including land and easements required for the operation of these installations, and which are backed by their respective license decrees) and therefore the sale of said assets requires an Extraordinary Shareholders' Meeting with the approval of the majority of voting shares present.

The paging network, has not been in use since December 2001 and was historically utilized for small text communication through beepers/ pagers. Today, this service has been replaced by the GSM/GPRS mobile telephony which provides these services along with voice communication, among others. The disposal of these obsolete assets is aimed at reducing operational costs for equipment maintenance and improving profitability. The sale price of the transaction amounts to US$500,000.

Voting results:

Shareholders present or represented at the meeting approved all items described above, voted as follows:

In favor: 827,851,729 shares

Against: 61,844 shares

Abstain: 15,772 shares

The following shareholders asked for an express record of their vote within the Minutes of the Shareholders' Meeting:

  The Chilean pension funds stated that they approve the proposal described above.
  Citibank, N.A. acting for the ADR Holders voted as follows:

In favor: 69,112,884 shares

Against: 61,844 shares

Abstain: 15,772 shares

  Approval to adopt the necessary procedures to formalize the agreements reached at the Extraordinary Shareholders' Meeting:

The Secretary suggest, in order to legalize correctly the Act of the Extraordinary Shareholder's meeting, to empower the Chairman and the Secretary of the Board to reproduce to public deed the totality Act of this Board.

Voting results:

Shareholders present or represented at the meeting approved all items described above, voted as follows:

In favor: 827,893,313 shares

Against: 24,260 shares

Abstain: 11,772 shares

The following shareholders asked for an express record or their vote within the Minutes of the Shareholders' Meeting:

  The Chilean pension funds stated that they approve the proposal described above.

  Citibank, N.A. acting for the ADR Holders voted as follows:

In favor: 69,154,468 shares

Against: 24,260 shares

Abstain: 11,772 shares

IV.- Closing of the Extraordinary Shareholders' Meeting

The Chairman closed the Extraordinary Shareholders' meeting at 13:55 Hrs., after thanking the Shareholders for their attendance.

Minutes of Shareholders' Meeting were signed by the following people:

MR. BRUNO PHILIPPI I. MR. CRISTIAN ANINAT S.

MR. ANTONIO BLAZQUEZ D. MR. CARLOS SAXTON B.

MR. ENRIQUE MIRA G.

This release may contain certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including but not limited to Compañía de Telecomunicaciones de Chile S.A.'s expectations for its performance for the fiscal year 2004 Forward looking statements may also be identified by words such as "believes", "expects", "anticipates", "projects", "intends", "should", "seeks", "estimates", "future", or similar expressions. The forward looking statements included in this release are based on current expectations, but actual results may differ materially from anticipated future results due to various factors many of which are beyond the control of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries. Certain factors which could cause the actual results of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries to differ materially from the expected results include, among others, changes in Chile's regulatory framework, impact of increased competition and other factors beyond Compañía de Telecomunicaciones de Chile S.A.'s control.

For reference purposes, all US$ conversions consider an exchange rate of Ch$592.87 per 1US$ (Exchange rate at March 1, 2004).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 7, 2004

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.

By: /s/ Julio Covarrubias F.

Name: Julio Covarrubias F.

Title: Chief Financial Officer